

Mail Stop 4631

January 5, 2010

**<u>Via U.S. mail and facsimile</u>**

Mr. Greg Grosvenor
Vice President and Chief Financial Officer
Pernix Group, Inc.
860 Parkview Boulevard
Lombard, Illinois  60148

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q/A for the periods ended March 31, 2009 and June 30, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 333-92445**

Dear Mr. Grosvenor:

We have reviewed your response letter dated December 23, 2009 and have the following additional comments.  If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

## FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 20

2.  We note your response to comment two from our letter dated November 24, 2009.
    Since practices may vary among companies similar to yours, please revise your future
    filings to disclose that you allocate a portion of your depreciation to cost of revenues.

3.  We note your response to comment three from our letter dated November 24, 2009
    that you do not record unapproved change orders in revenue.  Please revise your
    accounting policy footnote in future filings to specifically indicate that only approved
    change orders are included in your computation of percentage of completion for
    revenue recognition.

Note 18 – Business Segment Information, page 35

4.  We note your response to comment four from our letter dated November 24, 2009.
    While we note your discussion in Part I, Item of your Form 10-K, your financial
    statement footnote disclosures do not clearly indicate that you have no operations in
    the United States or that you operate only in Fiji and the Commonwealth of Northern
    Mariana Islands.  Furthermore, some of your disclosures on page 35 are unclear as to
    the country in which revenues were generated.  For example, it is unclear whether
    revenues from SHBC, the Butoni wind farm project and the U.S. Embassy project
    were generated in Fiji or the Commonwealth of Northern Mariana Islands.  Please
    show us how you will revise your future filings accordingly.

FORMS 10-Q/A FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

5.  We note your response to comment nine from our letter dated November 24, 2009.
    Your December 31, 2008 Form 10-K/A filed on April 13, 2009 indicates that you
    determined your disclosure controls and procedures were not effective as of
    December 31, 2008 but your internal controls over financial reporting were effective
    as of December 31, 2008.  Your amended Forms 10-Q for the periods ended March
    31, 2009 and June 30, 2009 now indicate that your disclosure controls and procedures
    were effective as of both period-ends despite the fact that you disclose there were no
    changes in your internal control during either the first or second quarters of 2009.
    Your December 31, 2008 Form 10-K/A does not provide any indication as to the
    reasons why your disclosure controls and procedures were not effective as of
    December 31, 2008 nor does your March 31, 2009 Form 10-Q/A provide any
    explanation about the internal controls changes implemented during the first quarter

of 2009 which resulted in management determining that disclosure controls and procedures were now effective as of March 31, 2009.  Please revise your filings to indicate the factors that caused management to determine that disclosure controls and procedures were not effective as of December 31, 2008 and what subsequent changes in internal control were made that enabled management to determine that disclosure controls and procedures were effective as of March 31, 2009.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Condensed Consolidated Financial Statements

Condensed Consolidated Financial Statements of Comprehensive Income/(Loss), page 4

6.  We note your response to comment seven from our letter dated November 24, 2009.  Rule 8-03(b)(3) of Regulation S-X pertains to summarized financial information for significant equity investees and is not applicable to our request to provide a reconciliation of total equity, equity attributable to stockholders of Pernix Group and equity attributable to noncontrolling interests.  Please refer to FASB ASC 810-10-50-1A(c) and show us how you will revise your future filings to provide the reconciliation described.  We also continue to believe that you have not provided all the disclosures required by FASB ASC 810-10-50-1A(a).  In preparing future filings to address this comment, you may also find it helpful to refer to the pre-codification guidance which can be found in paragraphs 38(a) and 38(c) of ARB 51, as amended by SFAS 160.  Sample disclosures can also be found in paragraphs A5 and A7 of Appendix A of SFAS 160.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments and provides any requested information.  Detailed response letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.

       If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief